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UNITED STATES	Expires:	August 31, 2027
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-56749

Orielle Acquisition Corp.

(Exact name of registrant as specified in its charter)

55 NE 5th Ave, Suite 401, Boca Raton, Florida 33432

(561) 464-2841

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock , $0.0001 par value

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934 Orielle Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Orielle Acquisition Corp.

Date: March 30, 2026	By:	/s/ Ian Jacobs
Ian Jacobs
Chief Executive Officer, President, Chief Financial Officer, Secretary and Director
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)